Yukon-Nevada Gold Corp. Drills 30.80 m Grading 10.53 g/t Au at
Jerritt Canyon, Nevada

Vancouver, BC – July 24, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to update results from its 2011 surface drilling program at the Starvation Canyon Project (“Starvation”) which is located at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA, Inc., (“Queenstake”) a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

  TJ-353 intersected 30.80 meters at 10.53 g/t gold

  TJ-356 intersected 27.60 meters at 8.37 g/t gold

  TJ-357 intersected 17.99 meters at 9.81 g/t gold

This press release updates the 2011 surface drilling program specific to the Starvation project and completed as part of the pre-development due diligence process. The 2011 Starvation drill program consisted of 12 oriented diamond core drill holes totaling 5,251 ft. (1,602 m) and 12 reverse circulation (RC) drill holes totaling 7,490 ft. (2,284m). The RC drill hole assay results were previously published in a YNG press release on January 31, 2012.

The diamond drill program had two objectives:

1)	collect oriented drill core for laboratory test-work to enable an assessment of the rock mechanics of the deposit to help with mine engineering design (3 drill holes);

2)

target additional ore body drill penetrations to enable conversion of inferred resources (identified in the previously published Jerritt Canyon December 31, 2011 National Instrument 43-101 Technical Report dated April 27, 2012) to the indicated and/or measured category (9 drill holes).

Three oriented diamond drill holes were targeted to assess the geotechnical characteristics of the proposed surface portal and underground decline that will provide access to the deposit resources. These drill holes (TJ-359, TJ-362, and TJ-363) were sampled and assayed and did not return any significant assay results.

Of the nine drill holes drilled within the resource boundary for resource conversion and/or geotechnical information, seven drill holes contained significant mineralization. The significant assay results received as of July 16, 2012 are listed in Table 1 below and are also listed in a complete compilation table on the YNG website at http://www.yukon-nevadagold.com/s/DrillHole_Assays.asp. A surface plan map showing the drill hole locations and the drill hole assay highlights can be found on the Company website here http://www.yukon-nevadagold.com/i/pdf/StarvationDrillingMap_2011.pdf and here http//: www.yukon-nevadagold.com/i/pdf/StarvationDrillAssayResults_2011update.pdf.

Table 1. Significant 2011 Diamond Drill Hole Assay Results from Starvation Canyon.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
TJ-352	338.5 ft 103.24 m	357.5 ft 109.04 m	19.0 ft 5.79 m	0.229 opt 7.85 g/t
TJ-353	122.0 ft 37.21 m	152.0 ft 46.36 m	30.0 ft 9.15 m	0.221 opt 7.58 g/t
TJ-353	288.0 ft 87.84 m	389.0 ft 118.64 m	101.0 ft 30.80 m	0.307 opt 10.53 g/t
TJ-355	448.5 ft 170.80 m	508.0 ft 154.94 m	59.5 ft 18.15 m	0 222 opt 7.61 g/t
TJ-356	397.5 ft 121.24 m	488.0 ft 148.84 m	90.5 ft 27.60 m	0.244 opt 8.37 g/t
TJ-357	338.0 ft 103.09 m	397.0 ft 121.08 m	59.0 ft 17.99 m	0.286 opt 9.81 g/t
TJ-358	208.0 ft. 63.44 m	238.0 ft 72.59 m	30.0 ft 9.15 m	0.231 opt 7.92 g/t
TJ-361	608.0 ft 185.44 m	648.0 ft 197.64 m	40.0 ft 12.20 m	0.219 opt 7.51 g/t
Notes: Drill holes TJ-359, TJ-362, and TJ-363 were geotechnical drill holes with no significant assay results; Drill holes TJ-354 and TJ-359 contain no significant assay results

Golder & Associates are the engineering firm that was contracted to conduct the geotechnical data collection and oversee laboratory test work for this drill program. A final report detailing their findings and recommendations is forth coming.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.